InvestmentOffice

P.O. Box 2749

Sacramento, CA 95812-2749

Telecommunications Device for the Deaf -(916) 795-3240

Telephone: (916) 795-2731; Fax (916) 795-2842

April 22, 2008

Dear Shareowner of Hilb Rogal & Hobbs Co.:

I am writing to you on behalf of the California Public Employees' Retirement System (CalPERS).  CalPERS is the largest public pension system in the U.S., with approximately $240 billion in assets.  We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

                          Vote FOR Proposal #2 To Provide For Annual Director Elections

CalPERS is a significant long-term shareowner of Hilb Rogal & Hobbs owning approximately 150,000 shares. With the company's Annual Meeting of Shareowners to be held on May 6, 2008, we are writing to call your attention to Proposal #2 which would request the Board to take the steps necessary to reorganize ("Declassify") the Board of Directors into one class subject to election each year.

          >CalPERS urges Hilb Rogal & Hobbs shareowners to vote FOR Shareholder Proposal #2.

                               Poor Long-Term Stock Performance & Governance Practices

Hilb Rogal & Hobbs was named to CalPERS' 2008 Focus List due to:

>Long-term shareowner value destruction under Board oversight.

>Unresponsiveness to investor requests for improved measures of Board accountability.

>Egregious corporate governance practices.

Hilb Rogal & Hobbs stock has underperformed relative to the Russell 3000 index and its industry peer index over the 1-, 3- and 5-year time periods ending March 31, 2008:

Time period ending 3/31/2008	Hilb Rogal & Hobbs Co (HRH)	Russell 3000 Index	Relative Return HRH to Russell 3000 Index	Insurance:Multi-Line Russell Industry Peer Index	Relative Return HRH to Russell Peer Index
5 years	6.97%	76.77%	-69.80%	47.46%	-40.5%
3 years	-8.78%	19.45%	-28.23%	8.50%	-17.28%
1 year	-34.99%	-6.06%	-28.93%	-18.55%	-16.44%

Source: Factset

A classified board structure at Hilb Rogal & Hobbs may result in board entrenchment by preventing effective director accountability to shareowners. Significant long-term total stock return underperformance and the existence of egregious corporate governance practices at Hilb Rogal & Hobbs suggest an inappropriate level of board accountability.

Significant corporate governance concerns at Hilb Rogal & Hobbs include:

> Outdated Corporate Governance Board Structure: The company would not agree to seek shareowner approval and recommend a "FOR" vote to remove its classified or "staggered" board structure. According to The Corporate Library, a majority of S&P 500 companies have adopted annual director election standards since 2006. According to RiskMetrics, a majority of investors have supported the adoption of annual elections for all directors since 2000.

> Shareowner Rights Concern: The company would not agree to seek shareowner approval to remove the company's supermajority voting requirements in the articles of incorporation.

> Board Entrenchment Concern: The company would not agree to implement a majority voting standard for director elections.

> Executive Compensation Concern: The company would not agree to adopt and disclose an executive compensation "clawback" provision in the event of employee fraud or misconduct.

VOTE FOR PROPOSAL # 2 - IMPROVE DIRECTOR ACCOUNTABILITY

CalPERS believes that approval of Proposal # 2 will send a strong message to the Board of Hilb Rogal & Hobbs to improve its governance structure, while having a positive impact on shareowner value. We believe that the higher the vote in favor of this advisory proposal, the louder the message that the Board will hear that shareowners are serious about holding their director representatives accountable.

YOU CAN HELP - VOTE "FOR" PROPOSAL # 2

o  Send a powerful message by voting "FOR" proposal # 2 on HRH's proxy card

o  Furthermore, we ask our fellow investors to publicize their vote to further unite and encourage investors to support this  campaign.

o  Do not be misled. If you are a large holder and find yourself under pressure from HRH management to vote against our proposal, ask yourself why defeating this initiative - which is intended to improve board accountability, shareowner rights, and shareowner value - is so important to them.

Please refer to the proxy statement for more information or call The Altman Group, Inc. who is assisting us with this effort toll-free at (800) 314-9816 or at (201) 460-1200 if you have any questions or need assistance in voting your shares.

Sincerely,

Dennis Johnson,CFA

Senior Portfolio Manager

PLEASE NOTE: CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.